Orbis
Grupa Hotelowa

07021238

Warsaw, 2007-01-26

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

RECEIVED
2007 FEB 21 P 12:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Wysokość kapitału zakładowego:
92.154.016 zł (wpłacony w całości)

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No. 3/2007.
Best regards

PROCESSED
FEB 23 2007
THOMSON
FINANCIAL

Krzysztof Gerula

Vice-President

Current report no 3/2007

Orbis S.A. 16 Bracka street, 00-028 Warsaw, registered in the Registration Court for the Capital City of Warsaw XII Economic Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs about the receipt of a written note dated January 24, 2007, concerning resignation of Mr. Paweł Dębowski from the position of Orbis SA Supervisory Board Member. The note contained an additional explanation worded as follows: „I cannot serve as Member of the Supervisory Board any longer owing to corporate policy of Clifford Chance and issues related to insurance."

END